File No. 70-10073

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO.1
                                       TO
                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935

   THE SOUTHERN COMPANY                              GEORGIA POWER COMPANY
270 Peachtree Street, N.W.                     241 Ralph McGill Boulevard, N.E.
  Atlanta, Georgia 30303                            Atlanta, Georgia  30308

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

      Tommy Chisholm                                     Janice G. Wolfe
         Secretary                                     Corporate Secretary
   The Southern Company                               Georgia Power Company
270 Peachtree Street, N.W.                       241 Ralph McGill Boulevard, N.E
  Atlanta, Georgia 30303                             Atlanta, Georgia  30308

                   (Names and addresses of agents for service)


        The Commission is requested to mail signed copies of all orders, notices and communications to:


        Gale E. Klappa                               John D. McLanahan, Esq.
Executive Vice President, Chief                       Troutman Sanders LLP
Financial Officer and Treasurer                    600 Peachtree Street, N.E.
     The Southern Company                                  Suite 5200
   270 Peachtree Street, NW                       Atlanta, Georgia  30308-2216
    Atlanta, Georgia 30303



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         Georgia Power Company hereby amends its Application or Declaration on
Form U-1 in File No. 70-10073 by adding The Southern Company as an applicant/declarant and by restating Item 1 and Item 5 as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS.

         Georgia Power Company ("Georgia") is a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Georgia proposes to organize one or more subsidiaries for the purpose of effecting various financing transactions from time to time through June 30, 2006 involving the issuance and sale of up to an aggregate of $650,000,000 of Preferred Securities (as hereinafter defined), as described herein.

         In connection with the issuance of Preferred Securities, Georgia proposes to organize one or more separate special purpose subsidiaries as any one or any combination of (a) a limited liability company under the Limited Liability Company Act (the "LLC Act") of the State of Georgia or of the State of Delaware or other jurisdiction considered advantageous by Georgia, (b) a limited partnership under the Revised Uniform Limited Partnership Act of the State of Georgia or of the State of Delaware or other jurisdiction considered advantageous by Georgia, (c) a business trust under the laws of the State of Georgia or of the State of Delaware or other jurisdiction considered advantageous by Georgia or (d) any other entity or structure, foreign or domestic, that is considered advantageous by Georgia. The special purpose subsidiaries to be so organized are hereinafter referred to individually as a "Special Purpose Subsidiary" and collectively as the "Special Purpose Subsidiaries." In the event that any Special Purpose Subsidiary is organized as


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a limited liability company, Georgia may also organize a second special purpose wholly-owned subsidiary under the General Corporation Law of the State of Georgia or the General Corporation Law of the State of Delaware or other jurisdiction ("Investment Sub") for the purpose of acquiring and holding Special Purpose Subsidiary membership interests so as to comply with any requirement under the applicable LLC Act that a limited liability company have at least two members. In the event that any Special Purpose Subsidiary is organized as a limited partnership, Georgia also may organize an Investment Sub for the purpose of acting as the general partner of such Special Purpose Subsidiary and may acquire, either directly or indirectly through such Investment Sub, a limited partnership interest in such Special Purpose Subsidiary to ensure that such Special Purpose Subsidiary will at all times have a limited partner to the extent required by applicable law.

         The ability to use Special Purpose Subsidiaries in financing transactions can sometimes offer increased state and/or federal tax efficiency. Increased tax efficiency can result if a Special Purpose Subsidiary is located in a state or country that has tax laws that make the proposed financing transaction more tax efficient relative to the sponsor's existing taxing jurisdiction. However, decreasing tax exposure is usually not the primary goal when establishing a Special Purpose Subsidiary. Because of the potential significant non-tax benefits of such transactions, discussed below, use of a Special Purpose Subsidiary can benefit an issuer even without a net improvement in its tax position.

         Special Purpose Subsidiaries can increase a company's ability to access new sources of capital by enabling it to undertake financing transactions with features and terms attractive to a wider investor base. Special Purpose Subsidiaries can be established in jurisdictions and/or in forms that have terms favorable to its sponsor and that at the same time provide targeted investors


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with attractive incentives to provide financing. Many of these investors would not be participants in the sponsor's bank group, and they typically would not hold sponsor bonds or commercial paper. Thus, they represent potential new sources of capital.

         The respective Special Purpose Subsidiaries then will issue and sell from time to time preferred securities described hereinbelow (the "Preferred Securities"), with a specified par or stated value or liquidation amount or preference per security.

         Georgia and/or an Investment Sub will acquire all of the common stock or all of the general partnership or other common equity interests, as the case may be, of any Special Purpose Subsidiary for an amount not less than the minimum required by any applicable law and not exceeding 21% of the total equity capitalization from time to time of such Special Purpose Subsidiary (i.e., the aggregate of the equity accounts of such Special Purpose Subsidiary) (the aggregate of such investment by Georgia and/or an Investment Sub being herein referred to as the "Equity Contribution"). Georgia may issue and sell to any Special Purpose Subsidiary, at any time or from time to time in one or more series, subordinated debentures, promissory notes or other debt instruments (individually, a "Note" and collectively, the "Notes") governed by an indenture or other document, and such Special Purpose Subsidiary will apply both the Equity Contribution made to it and the proceeds from the sale of Preferred Securities by it from time to time to purchase Notes. Alternatively, Georgia may enter into a loan agreement or agreements with any Special Purpose Subsidiary under which such Special Purpose Subsidiary will loan to Georgia (individually, a "Loan" and collectively, the "Loans") both the Equity Contribution to such Special Purpose Subsidiary and the proceeds from the sale of the Preferred Securities by such Special Purpose Subsidiary from time to time, and Georgia will issue to such Special Purpose Subsidiary Notes evidencing such borrowings.


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         No Special Purpose Subsidiary will publicly issue Preferred Securities pursuant to this filing unless it has maintained at least an investment grade corporate or senior unsecured debt rating by at least one nationally recognized rating agency. Georgia requests the Commission to reserve jurisdiction over the issuance of any security pursuant to this filing, which security is rated below investment grade.

         Georgia also proposes to guarantee (individually, a "Guaranty" and collectively, the "Guaranties") (i) payment of dividends or distributions on the Preferred Securities of any Special Purpose Subsidiary if and to the extent such Special Purpose Subsidiary has funds legally available therefor, (ii) payments to the Preferred Securities holders of amounts due upon liquidation of such Special Purpose Subsidiary or redemption of the Preferred Securities of such Special Purpose Subsidiary and (iii) certain additional amounts that may be payable in respect of such Preferred Securities. Georgia's credit would support any such Guaranty.

         Each Note will have a term of up to 50 years. Prior to maturity, Georgia will pay interest only on the Notes at a rate equal to the dividend or distribution rate on the related series of Preferred Securities, which dividend or distribution rate may be either a fixed rate or an adjustable rate to be determined on a periodic basis by auction or remarketing procedures, in accordance with a formula or formulae based upon certain reference rates, or by other predetermined methods. Such interest payments will constitute each respective Special Purpose Subsidiary's only income and will be used by it to pay dividends or distributions on the Preferred Securities issued by it and dividends or distributions on the common stock or the general partnership or other common equity interests of such Special Purpose Subsidiary. Dividend payments or distributions on the Preferred Securities will be made on a monthly or other periodic basis and must be made to the extent that the Special Purpose


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Subsidiary issuing such Preferred Securities has legally available funds and cash sufficient for such purposes. However, Georgia may have the right to defer payment of interest on any issue of Notes for up to five or more years. Each Special Purpose Subsidiary will have the parallel right to defer dividend payments or distributions on the related series of Preferred Securities for up to five or more years, provided that if dividends or distributions on the Preferred Securities of any series are not paid for up to 18 or more consecutive months, then the holders of the Preferred Securities of such series may have the right to appoint a trustee, special general partner or other special representative to enforce the Special Purpose Subsidiary's rights under the related Note and Guaranty. The dividend or distribution rates, payment dates, redemption and other similar provisions of each series of Preferred Securities will be substantially identical to the interest rates, payment dates, redemption and other provisions of the Note issued by Georgia with respect thereto.

         The Notes and related Guaranties will be subordinate to all other existing and future unsubordinated indebtedness for borrowed money of Georgia and may have no cross-default provisions with respect to other indebtedness of Georgia - i.e., a default under any other outstanding indebtedness of Georgia would not result in a default under any Note or Guaranty. However, Georgia may be prohibited from declaring and paying dividends on its outstanding capital stock and making payments in respect of pari passu debt unless all payments then due under the Notes and Guaranties (without giving effect to the deferral rights discussed above) have been made.

         It is expected that Georgia's interest payments on the Notes will be deductible for federal income tax purposes and that each Special Purpose Subsidiary will be treated as either a partnership or a passive grantor trust for federal income tax purposes. Consequently, holders of the Preferred Securities and Georgia (and any Investment Sub) will be deemed to have received


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distributions in respect of their ownership interests in the respective Special
Purpose Subsidiary and will not be entitled to any "dividends received deduction" under the Internal Revenue Code. The Preferred Securities of any series, however, may be redeemable at the option of the Special Purpose Subsidiary issuing such series (with the consent or at the direction of Georgia) at a price equal to their par or stated value or liquidation amount or preference, plus any accrued and unpaid dividends or distributions, (i) at any time after a specified date not later than approximately 10 years from their date of issuance, or (ii) upon the occurrence of certain events, among them that
(x) such Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments or is subject to federal income tax with respect to interest received on the Notes issued to such Special Purpose Subsidiary, or (y) it is determined that the interest payments by Georgia on the related Notes are not deductible for income tax purposes, or (z) such Special Purpose Subsidiary becomes subject to regulation as an "investment company" under the Investment Company Act of 1940, as amended. The Preferred Securities of any series may also be subject to mandatory redemption upon the occurrence of certain events. Georgia also may have the right in certain cases or in its discretion to exchange the Preferred Securities of any Special Purpose Subsidiary for the Notes or other junior subordinated debt issued to such Special Purpose Subsidiary.

         In the event that any Special Purpose Subsidiary is required to withhold or deduct certain amounts in connection with dividend, distribution or other payments, such Special Purpose Subsidiary may also have the obligation to "gross up" such payments so that the holders of the Preferred Securities issued by such Special Purpose Subsidiary will receive the same payment after such withholding or deduction as they would have received if no such withholding or deduction were required. In such event, Georgia's obligations under its related Note and Guaranty may also cover such "gross up" obligation. In addition, if any


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Special Purpose Subsidiary is required to pay taxes with respect to income derived from interest payments on the Notes issued to it, Georgia may be required to pay such additional interest on the related Notes as shall be necessary in order that net amounts received and retained by such Special Purpose Subsidiary, after the payment of such taxes, shall result in the Special Purpose Subsidiary's having such funds as it would have had in the absence of such payment of taxes.

         In the event of any voluntary or involuntary liquidation, dissolution or winding up of any Special Purpose Subsidiary, the holders of the Preferred Securities of such Special Purpose Subsidiary will be entitled to receive, out of the assets of such Special Purpose Subsidiary available for distribution to its shareholders, partners or other owners (as the case may be), an amount equal to the par or stated value or liquidation amount or preference of such Preferred Securities plus any accrued and unpaid dividends or distributions.
         The constituent instruments of each Special Purpose Subsidiary, including its Limited Liability Company Agreement, Limited Partnership Agreement or Trust Agreement, as the case may be, will provide, among other things, that such Special Purpose Subsidiary's activities will be limited to the issuance and sale of Preferred Securities from time to time and the lending to Georgia or Investment Sub of (i) the proceeds thereof and (ii) the Equity Contribution to such Special Purpose Subsidiary, and certain other related activities. Accordingly, it is proposed that no Special Purpose Subsidiary's constituent instruments include any interest or dividend coverage or capitalization ratio restrictions on its ability to issue and sell Preferred Securities as each such issuance will be supported by a Note and Guaranty and such restrictions would therefore not be relevant or necessary for any Special Purpose Subsidiary to maintain an appropriate capital structure.


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         Each Special Purpose Subsidiary's constituent instruments will further state that its common stock or general partnership or other common equity interests are not transferable (except to certain permitted successors), that its business and affairs will be managed and controlled by Georgia and/or its Investment Sub (or permitted successor), and that Georgia (or permitted successor) will pay all expenses of such Special Purpose Subsidiary.

         The distribution rate to be borne by the Preferred Securities and the interest rate on the Notes will not exceed the greater of (i) 300 basis points over U.S. Treasury securities having comparable maturities or (ii) a gross spread over U.S. Treasury securities that is consistent with similar securities having comparable maturities and credit quality issued by other companies.

         Georgia will use the proceeds from the sale of the securities described herein in connection with its ongoing construction program, to pay scheduled maturities and/or refundings of its securities, to repay short-term indebtedness to the extent outstanding and for other general corporate purposes.

         Georgia will file, on a quarterly basis corresponding with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, the information required pursuant to Rule 24 with respect to any Special Purpose Subsidiary organized or otherwise acquired pursuant to this filing. Such filings, if any, will include a representation that the financial statements of Georgia shall account for any Special Purpose Subsidiary in accordance with generally accepted accounting principles and shall further disclose, with respect to any such subsidiary, (i) the name of the subsidiary; (ii) the value of Georgia's investment account in such subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the amount invested in the subsidiary by Georgia; (v) the type of corporate entity;
(vi) the percentage owned by Georgia; (vii) the identification of other owners if not 100% owned by Georgia; (viii) the purpose of the investment in the


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subsidiaries and (ix) the amounts and types of securities to be issued by the subsidiaries. To the extent any securities are issued by any entity pursuant to this filing, which securities are not set forth on the balance sheet of Georgia, then the terms and conditions of such securities will be included in the applicable report filed pursuant to Rule 24.

ITEM 5.  PROCEDURE

         Georgia hereby requests that the Commission's order be issued as soon as the rules allow. because it has the opportunity to lower its cost of funds under current, favorable market conditions. Georgia hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission, consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter, unless such Division opposes the transactions proposed herein, and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.



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                                    SIGNATURE


         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned hereunto duly authorized.


Dated:     August 2, 2002                 THE SOUTHERN COMPANY



                                          By: /s/Tommy Chisholm
                                                Tommy Chisholm
                                                  Secretary


                                          GEORGIA POWER COMPANY



                                          By: /s/Wayne Boston
                                               Wayne Boston
                                            Assistant Secretary